Exhibit 99.3

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Roy Hess and Ofira Bar, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on May 5, 2021 at 12:30 p.m. (Israel time) and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1 AND THE ELECTION OF DIRECTORS IN PROPOSAL 2 AND “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 3 AS SET FORTH ON THE REVERSE.

FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

May 5, 2021

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” PROPOSAL 1 AND THE ELECTION OF DIRECTORS IN PROPOSAL 2 AND “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 3 BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Proposals presented by the Lazar Group (as such term is defined in the Proxy Statement):

1.	To terminate the service term of Haim Mer, Scott Burell and Isaac Onn.

FOR      AGAINST    ABSTAIN

  ☐                 ☐                 ☐

2.
To elect the following nominees to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors are duly elected and qualified.

	FOR	AGAINST	ABSTAIN
DAVID LAZAR	☐	☐	☐
URI BEN-OR	☐	☐	☐
ERIC GREENBERG	☐	☐	☐

Proposal presented by the Company’s Board of Directors:

3.
To elect the following nominees to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors are duly elected and qualified.

	FOR	AGAINST	ABSTAIN
SCOTT BURELL	☐	☐	☐
ISAAC ONN	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder [                            ] Date [                ] Signature of Shareholder [                            ] Date [                ]

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.